SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated November 6, 2015

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Nokia Corporation

Stock Exchange Release

November 6, 2015 at 09:00 (CET +1)

Exercises with stock options of Nokia Corporation

Espoo, Finland — Based on Nokia Corporation’s 2011 Stock Option Plan a total of 109 000 Nokia shares were subscribed for between September 29 and November 2, 2015. The subscription price was EUR 5.76 per share for 25 000 shares, EUR 2.18 per share for 16 500 shares and EUR 1.92 per share for 67 500 shares. The total amount of the subscription price, EUR 309 570.00, will be recorded in the fund for invested non-restricted equity and, consequently, the share capital of the company does not increase.

The amount of Nokia shares after registration of the shares in the Trade Register is 3 678 750 891 shares. The new shares carry all the shareholder rights as of the registration date November 6, 2015. The shares are subject to trading in Nasdaq Helsinki together with other Nokia shares (NOKIA) as of November 6, 2015.

About Nokia

By focusing on the human possibilities of technology, Nokia embraces the connected world to help people thrive. Our three businesses are leaders in their fields: Nokia Networks provides broadband infrastructure, software and services; HERE provides mapping, navigation and location intelligence; and Nokia Technologies provides advanced technology development and licensing. www.nokia.com

Media Enquiries:

Nokia

Communications

Tel. +358 (0) 10 448 4900

Email: press.services@nokia.com

Enclosures:

Nokia stock exchange release dated November 6, 2015: Exercises with stock options of Nokia Corporation

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 6, 2015	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal